

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Jonathan Neuman
President and Chief Operating Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard – Suite 301
Boca Raton, Florida 33487

Re: Imperial Holdings, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 1, 2010
    File No. 333-168785

Dear Mr. Neuman:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

　　Please revise to include all non-Rule 430A information prior to any request for acceleration. The staff will need time to review the disclosures and may have additional comments.

Summary

Recent Developments, page 5

1. Please review and confirm the due date of the 8.39% Fixed Rate Asset Backed Variable Funding Notes referenced on page 6.

Premium Finance Segment-Selected Operating data, page 11

2. Revise to add the number of loans with insurance protection and the aggregate insured value of such policies to the End of Period information.

3. Revise to add the average life expectancy to the Average per loan in the End of Period information.

4. Revise to add a section for Policies Owned at the End of the Period and include the number of loans owned, the aggregate fair value and the monthly premium payments required.

Use of Proceeds, page 31

5. We note the Company has a significant amount of debt currently outstanding. Tell us whether the Company intends to repay any portion of this debt with the proceeds from the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses on Loans Receivable, page 49

6. Please tell us and disclose what is covered by the lender protection insurance entered into with Lexington. Your response should address loan principal, interest income, and any other types of fees which may be charged or incurred on these loans. Further, clarify as to what is meant by the phrase "fair value" as determined by the lender protection insurer.

7. Of the 85% and 97% of the loans at both December 31, 2009 and at June 30, 2010 that were not repaid at maturity, please revise the disclosures to address the following for each period presented:
   - Identify the percentage, dollar amount and number of these loans that had claims that were submitted to the lender protection insurer for payment;
   - Identify the percentage, dollar amount and number of these loans that were beneficially taken over by the lender protection insurer and the loans which were retained by the Company; and

- Disclose the dollar amount and the number of loans where payments were actually received from the lender protection insurer for claims made.

8. Address and disclose the company's accounting policy for the recognition of loan origination fees and interest income once it has been determined that the underlying collateral has been impaired.

9. We note the disclosure that loans with insured collateral represent over 90% of the loans at both December 31, 2009 and at June 30, 2010. Provide an additional supplemental table which discloses and breaks down the amount of impairments recorded when lender insurance was in force and when it was not in force for each period presented.

Ownership of Life Insurance Policies, page 51

10. We note your response to prior comment 19 and the disclosure that you utilize the fair value method under ASC 325-30 to account for your investments in insurance contracts. Your disclosure indicates that at the time of acquisition fair value is determined on a discounted cash flow basis that incorporates current life expectancy assumptions. ASC 325-30-30 paragraph 2 requires that the investment in a life settlement contracts be measured initially at the transaction price. Please tell us how your initial accounting for the life insurance contracts is in accordance with the accounting literature. Further, tell us how the Company has taken into consideration both the unpaid interest income and unpaid origination fees when determining the initial carrying value of the investment in the insurance contract.

Revenue Recognition, page 53

11. We note your response to prior comment 20. Please revise your disclosures to specifically clarify and define the specific party that is considered to be the "borrower" in these loan transactions. Additionally, please address the following:
- Tell us the typical payment terms imposed upon the borrower when making premium payments to the insurance company;
- Tell us whether funds wired to the borrower or any other party are ever in excess of the stipulated premium payments owed to the insurance company;
- Tell us how often the funds are wired to the borrower or any other party (i.e. monthly or quarterly, etc.) or if the funds required to cover the total premium over the term of the policy are wired upfront;
- If the responsibility for payment of the premiums is placed with the insured and the insured does not pay under the required terms, address the ramifications of non-payment;
- In circumstances where the loan was for a reimbursement of the premiums already paid to the insurance company, please provide us with additional information so that we may

understand the specific situations and involved parties in which this process may occur;
and,

- Confirm that agency fees are not recognized into revenue until they are actually received from the referring life insurance agent. We note the increasing levels of bad debt expense being recognized on these types of receivables.

Business

Sources of Revenue, page 74

12. We note your response to our prior comment 28 that disclosure of how often you are repaid by each of the three methods listed in the registration statement would provide competitors insight into your processes and that it might be misleading to investors. However, we continue to believe that this information would be material to investors because, as you say, it provides insight into your processes, underwriting and other information relating to the premium finance business. Further, while we recognize that you have only been in existence since 2006 and most of your loans have come due during a period of dislocations in the capital markets, we cannot know for sure whether this is a trend that will not continue, and therefore such information may not be misleading. You are, however, welcome to highlight your limited operating history as well as the impact of lender protection insurance in your disclosure. Please include the requested information in your next amendment.

Underwriting Procedures, page 77

13. We note that each applicant is required to sign a personal guaranty as to the accuracy of the information provided in the life insurance policy application. Please expand your disclosure to describe what recourse you have pursuant to that guaranty. Also, please disclose whether you have collected on any of those personal guarantees in the past.

Consolidated and Combined financial statements as of December 31. 2008 and 2009 and for each of the three years in the period ended December 31, 2009. Unaudited interim Consolidated Financial statements as of June 30, 2010 and for the six month periods ended June 30, 2009 and 2010. Starting on page F-3

14. Please revise to include a pro forma balance sheet adjacent to the historical balance sheet which is reflective of the conversion of outstanding member units into common stock. Further, pro forma earnings per share should be presented for the latest fiscal year and interim period presented giving effect to the conversion. The notes to the financial statements should discuss the terms of the conversions and whether there is any beneficial conversion features associated with the conversions.

15. Please revise to present related party transactions on the face (i.e. balance sheet, statement of operations, etc.) of the financial statements in accordance with Rule 4-08(k) of SEC Regulation S-X.

Notes to Consolidated and Combined Financial Statements

Note 2-Summary of Significant Accounting Policies, page F-7

16. Please revise to include your policy regarding nonaccrual loans and provide disclosure required by ASC 310-10-50.

Note 7- Loans Receivable, page F-14

17. Please revise to include, in tabular format, a rollforward of loan principal balance activity for each period presented, which includes new loan originations, loan payments, loan payoffs, transfers to investments in life settlements, etc..

18. Please revise to provide the disclosures required by ASC 310-10-50-15 as it relates to impaired loans.

Note 9 – Agency Fees Receivable, page F-16

19. Please revise to provide us with an aging of agency accounts receivable as of the both December 31, 2009 and at June 30, 2010.

Note 11 – Investment in Life Settlements, page F-16

20. Please provide us with sufficient detailed information addressing how the $843K gain recorded on life settlements was determined during fiscal 2009.

Note 13-Fair Value Measurements, page F-18

21. Please revise to include impaired loans in your fair value disclosures in accordance with 820-10-50-5.

Note 14 – Notes Payable, page F-18

22. For each of the various financings entered into, revise the disclosures to address each of the financial and nonfinancial terms, covenants and restrictions as well as the Company's compliance with each.

23. Revise to provide disclosures addressing the nature and terms of the promissory notes which will be converted into common stock upon the closing of the proposed offering. Address whether there will be a beneficial conversion feature associated with the conversion.

Notes to Consolidated and Condensed Unaudited Financial Statements For the Six Month Period Ended June 30, 2009 and June 30, 2010

General – Notes Payable

24. We note your response to prior comment 15. The notes to the interim period financial statements should be revised to include information similar to what has been included in Note 14 Notes Payable – Acorn Capital Group on page F-18. The disclosures should address the following at June 30, 2010:
   - Principal and interest amounts outstanding and owed to Acorn Capital Group/ABRG and where these amounts have been reflected in the balance sheet;
   - Principal and interest amounts forgiven during fiscal 2010 through June 30, 2010 and how these amounts have been reflected in the statement of operations;
   - The principal and interest amounts still owed and outstanding to Acorn Capital Group/ABRG;
   - Company expectations in terms of when they expect to be legally released from their debt obligations or by ABRG in terms of the remaining principal and interest owed and outstanding;
   - The dollar amount and number of policies still outstanding and impacted by the May 2009 settlement agreement; and
   - The dollar amount of expected losses recorded on policies that lapsed and were not further funded in fiscal 2010.

Note 6 – Fair Value Measurements, page F-33

25. We note that in the six months ended June 30, 2010 you sold policies with a fair value of $2,070,494. Please expand your disclosure to describe the process of selling the life settlements. Please include in your disclosure who is buying the life settlements from you and whether you are selling whole life settlements or fractional interests in the life settlements. Please also tell us if you are relying on an exemption from the securities laws to sell those life settlements.

Exhibits

26. Please file all schedules, annexes and exhibits referenced in each of the exhibits to the registration statement. In particular, we note that Exhibits 10.15 and 10.16 reference attachments that have not been included with the agreement.

      You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

      Sincerely,

      Michael Clampitt
      Senior Attorney

cc.   (facsimile only)
      Michael B. Kirwan, Esq.
      Foley & Lardner LLP
      (904) 359-8700